UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George

3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached: Press release, dated February 4, 2019.

(Written material follows on next page)

Leading Proxy Advisory Firm Institutional Shareholder Services Now Recommends Medley Capital Shareholders Vote AGAINST Proposed Combination With Sierra Income and Medley Management

FrontFour Calls Upon Medley Capital to Immediately Commence Review of All Strategic Alternatives to Maximize Value For Shareholders

GREENWICH, Conn., Feb. 4, 2019 /PRNewswire/ -- FrontFour Capital Group LLC (“FrontFour”), a significant shareholder of Medley Capital Corporation (“Medley Capital” or “MCC”) (NYSE:MCC), announced today that leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), now recommends that Medley Capital shareholders vote AGAINST the proposed combination of Medley Capital, Sierra Income Corporation and Medley Management Inc. (“MDLY”) in light of an alternative proposal recently submitted by NexPoint Advisors, L.P. (“NexPoint”).

David Lorber of FrontFour commented, “We are gratified that the two leading proxy advisory firms, ISS and Glass Lewis, now recommend Medley Capital shareholders vote against management’s proposed related party transaction. However, the submission of the NexPoint proposal and the manner in which Medley Capital sat on and then dismissed NexPoint’s initial indication of interest heightens our concern that the Board refuses to take sufficient steps to review alternatives that are most favorable to shareholders. We reiterate our belief that the NexPoint proposal represents a credible, superior offer and we call upon the Special Committee to immediately review all strategic alternatives to maximize value for all shareholders.”

ISS shared FrontFour’s belief that the NexPoint proposal may represent a compelling alternative to management’s proposed related party transaction:

“. . . in light of the issues outlined in our original report, and particularly given MDLY's weak track record as a manager of MCC's assets – the replacement of MDLY by another advisor with a potentially better track record and which appears willing to accept a lower fee structure and offer a cash payment of $25 million as an incentive may represent a compelling alternative to shareholders.”

FrontFour reiterates its intent to vote AGAINST the proposed related party transaction and urges all Medley Capital shareholders to do the same.

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC (“FrontFour Capital”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050